TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2018

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	March 31,	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$55,219	$47,093
Short-term investments	7,495	24,240
Accounts receivable, net	74,469	75,032
Equipment Installment Plan ("EIP") receivables, net	18,766	17,190
Inventory	19,968	21,351
Prepaid expenses and other current assets	25,564	15,809
Total current assets	201,481	200,715
Property and equipment, net	413,722	415,628
License costs and other intangible assets, net	97,417	100,251
Goodwill	9,718	9,539
Long-term EIP receivables	16,728	14,799
Other assets	24,272	20,106

Total assets	$763,338	$761,038

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$31,888	$33,553
Construction accounts payable	24,562	26,271
Current portion of debt	23,901	10,705
Customer deposits and unearned revenue	21,634	20,769
Other current liabilities and accrued expenses	129,546	128,882
Total current liabilities	231,531	220,180

Long-term debt	490,303	496,547
Deferred income taxes	3,477	3,320
Other non-current liabilities	35,068	34,801
Total liabilities	760,379	754,848
Commitments and contingencies

Shareholders' equity:
Common shares and additional paid in capital; no par value, unlimited authorized, 54,188,873 and 53,815,631 shares issued and outstanding	636	-
Accumulated deficit	(57,737)	(53,259)
Accumulated other comprehensive income	7,315	6,059
Total Trilogy International Partners Inc. shareholders' deficit	(49,786)	(47,200)
Noncontrolling interests	52,745	53,390
Total shareholders' equity	2,959	6,190

Total liabilities and shareholders' equity	$763,338	$761,038

On behalf of the Board:

/s/ Mark Kroloff	/s/ Anthony Lacavera	/s/ Nadir Mohamed

Mark Kroloff	Anthony Lacavera	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended March 31,
	2018	2017

Revenues
Wireless service revenues	$129,184	$134,797
Wireline service revenues	15,212	13,419
Equipment sales	53,804	39,009
Non-subscriber international long distance and other revenues	3,929	3,473
Total revenues	202,129	190,698

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	54,771	54,514
Cost of equipment sales	58,038	43,236
Sales and marketing	27,540	24,133
General and administrative	32,206	30,267
Depreciation, amortization and accretion	27,900	27,238
(Gain) loss on disposal and abandonment of assets	(84)	136
Total operating expenses	200,371	179,524
Operating income	1,758	11,174

Other (expenses) income
Interest expense	(11,110)	(19,001)
Change in fair value of warrant liability	2,308	-
Other, net	1,563	(765)
Total other expenses, net	(7,239)	(19,766)
Loss before income taxes	(5,481)	(8,592)
Income tax expense	(1,838)	(2,736)
Net loss	(7,319)	(11,328)
Less: Net loss attributable to noncontrolling interests and prior controlling interest	2,841	5,410
Net loss attributable to Trilogy International Partners Inc.	$(4,478)	$(5,918)

Comprehensive (loss) income
Net loss	$(7,319)	$(11,328)
Other comprehensive income:
Foreign currency translation adjustments	2,392	1,667
Net gain on derivatives and short-term investments	30	118
Other comprehensive income	2,422	1,785
Comprehensive loss	(4,897)	(9,543)
Comprehensive loss attributable to noncontrolling interests and prior controlling interest	1,619	1,809
Comprehensive loss attributable to Trilogy International Partners Inc.	$(3,278)	$(7,734)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 10 - Earnings per Share)	$(0.09)	$(0.14	)(1)
Diluted (see Note 10 - Earnings per Share)	$(0.09)	$(0.14	)(1)
(1)For the period from February 7, 2017 through March 31, 2017

Weighted average common shares:
Basic	52,270,844	42,501,813
Diluted	81,852,741	42,501,813

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands)
(unaudited)

	Three Months Ended March 31,
	2018	2017
Operating activities:
Net loss	$(7,319)	$(11,328)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	3,991	2,815
Depreciation, amortization and accretion	27,900	27,238
Equity-based compensation	1,663	544
(Gain) loss on disposal and abandonment of assets	(84)	136
Non-cash interest expense, net	827	1,263
Settlement of cash flow hedges	(366)	(561)
Change in fair value of warrant liability	(2,308)	-
Non-cash loss from change in fair value on cash flow hedges	258	675
Unrealized (gain) loss on foreign exchange transactions	(671)	1,224
Deferred income taxes	142	712
Changes in operating assets and liabilities:
Accounts receivable	(2,460)	1,803
EIP receivables	(3,180)	6,882
Inventory	1,683	(3,878)
Prepaid expenses and other current assets	(9,641)	(8,461)
Other assets	(4,125)	(4,621)
Accounts payable	(1,540)	(13,115)
Other current liabilities and accrued expenses	1,637	5,009
Customer deposits and unearned revenue	619	(1,688)
Net cash provided by operating activities	7,026	4,649
Investing activities:
Purchase of property and equipment	(17,431)	(12,878)
Maturities and sales of short-term investments	16,746	-
Other, net	(309)	829
Net cash used in investing activities	(994)	(12,049)
Financing activities:
Proceeds from debt	50,401	34,482
Payments of debt	(47,251)	(56,247)
Debt modification costs	(1,056)	-
Capital contributions from equity holders	-	1,400
Proceeds from equity issuance, net of issuance costs	-	199,267
Payment of financed license obligation	-	(4,362)
Purchase of shares from noncontrolling interest	-	(1,400)
Net cash provided by financing activities	2,094	173,140
Net increase in cash and cash equivalents	8,126	165,740
Cash and cash equivalents, beginning of period	47,093	21,154
Effect of exchange rate changes	-	382

Cash and cash equivalents, end of period	$55,219	$187,276

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). All intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2017 is derived from the audited TIP Inc. financial statements at that date and should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation (the prior name of TIP Inc.) completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, owns and controls a majority interest in Trilogy LLC.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Below is a brief summary of each of the Company’s operations:

New Zealand:
Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. A portion of these licenses expire in 2021 while others expire in 2031. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over third generation (“3G”) and fourth generation (“4G”) networks. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. 2degrees also offers fixed broadband communications services to residential and enterprise customers.

As of March 31, 2018, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.3% .

Bolivia:
Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November, 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a Global System for Mobile Communications (“GSM” or “2G”) network along with 3G and 4G networks. These networks provide voice and a variety of data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its mobile communications services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to basic voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of March 31, 2018, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5% .

Additional details on our reportable operating segments are included in Note 15 – Segment Information.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Summary of Significant Accounting Policies

Use of Estimates:
The preparation of the unaudited interim Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Accounts Receivable, net:
Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $7.4 million and $9.3 million as of March 31, 2018 and December 31, 2017, respectively.

Recently Adopted Accounting Standards:
On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company”, we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to those of companies that comply with such new or revised accounting standards.

In October 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory”, which modifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The ASU eliminates the prohibition against the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party or otherwise recovered through use and will require entities to recognize the income tax consequences of an intra-entity transfer when the transfer occurs. The ASU requires a modified retrospective application with a cumulative-effect adjustment recorded in retained earnings as of the beginning of the period of adoption. This standard will take effect for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2018, and for interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities as of the beginning of a fiscal year. As an “emerging growth company” we have early adopted the ASU as of the beginning of fiscal 2018.

As discussed in Note 14 - Income Taxes, during the third quarter of 2017, the Company’s New Zealand subsidiary, 2degrees, entered into an intra-entity asset transfer to separate its network assets from its retail operations business. The intra-entity asset transfer resulted in an increase to the tax bases of the assets transferred at the entity that received the network assets. Upon adoption of the ASU in the first quarter of 2018, deferred tax assets (with full corresponding valuation allowances) were recorded for the increased tax bases for transferred assets. Given the full valuation allowance position against the Company’s New Zealand deferred tax assets, there was no cumulative adjustment to retained earnings as a result of the adoption of ASU 2016-16.

Recently Issued Accounting Standards:
In June 2016, the FASB issued ASU 2016-13 related to the measurement of credit losses on financial instruments. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectibility of the reported amount. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all organizations for fiscal years beginning after December 15, 2018. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this guidance will have on our consolidated financial statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

In February 2016, the FASB issued ASU 2016-02 related to recognition of leases. This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require classifications of leases, both operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will result in the recognition of significant right-of-use assets and lease liabilities in our balance sheets that have not previously been recorded, but we currently expect such adoption to have an insignificant impact on our statements of operations. Our evaluation is continuing, with a focus on our accounting for cell site, office, and retail leases as well as our review of system readiness and overall interpretations. We will continue our assessment of other potential impacts of this ASU on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 related to revenue recognition, which will supersede nearly all existing recognition guidance under GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual and interim reporting periods beginning after December 15, 2017. For all other organizations, the standard will take effect for annual reporting periods beginning after December 15, 2018, and for interim periods beginning after December 15, 2019. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. We expect the standard may have an impact on the timing of revenue recognition relating to the sales of equipment and services. We also expect the standard to have an impact on contract acquisition costs, including commissions to dealers. Currently, we expense contract acquisition costs as they are incurred. Under the new standard, we will defer direct and incremental contract acquisition costs over the period of benefit. We are devoting management resources, and have engaged third-party consultants, to assist management with the implementation of the standard. Our review is not complete and to date we have focused on evaluating our customer contracts, accounting interpretations, and systems. We have completed an initial scoping review of customer contracts for certain significant revenue streams and will continue to evaluate the impacts of the new standard adoption in the coming quarters. At this time, we are unable to conclude if the standard will have a material impact on our consolidated financial statements, and we will continue to evaluate the potential impact. Furthermore, the updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption and we continue to evaluate our method of adoption of this ASU.

NOTE 2 – PROPERTY AND EQUIPMENT

	As of March 31, 2018	As of December 31, 2017
Land, buildings and improvements	$9,037	$8,979
Wireless communication systems	773,182	754,257
Furniture, equipment, vehicles and software	167,326	164,498
Construction in progress	55,170	55,135
	1,004,715	982,869
Less: accumulated depreciation	(590,993)	(567,241)
Property and equipment, net	$413,722	$415,628

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Depreciation expense was $23.1 million and $22.3 million for the three months ended March 31, 2018 and 2017, respectively.

Advances to equipment vendors are included in Other assets and totaled $5.8 million as of March 31, 2018 and December 31, 2017.

Supplemental cash flow information:

The Company acquired $1.5 million and $0.3 million of property and equipment through current and long-term debt during the three months ended March 31, 2018 and 2017, respectively.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $2.1 million and $2.4 million for the three months ended March 31, 2018 and 2017, respectively.

NOTE 3 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

There were no goodwill impairments required to be recognized as of March 31, 2018 and December 31, 2017, since events and circumstances did not indicate such impairment. Changes in the Company’s goodwill balance for the three months ended March 31, 2018 and 2017 were related to foreign currency adjustment and were not material.

The Company’s license costs and other intangible assets consisted of the following:

		As of March 31, 2018			As of December 31, 2017
		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net

License costs	7 - 20 years	$195,300	$(102,747)	$92,553	$192,713	$(97,848)	$94,865
Subscriber relationships	7 years	13,525	(8,886)	4,639	13,276	(8,152)	5,124
Other	6 -14 years	3,643	(3,418)	225	3,618	(3,356)	262

Total		$212,468	$(115,051)	$97,417	$209,607	$(109,356)	$100,251

Amortization expense was $4.4 million and $4.5 million for the three months ended March 31, 2018 and 2017, respectively.

New Zealand:
On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of TIP Inc. (“TIRS”), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the “700 MHz License”) for $44.0 million New Zealand dollars (“NZD”) ($31.8 million based on the exchange rate at March 31, 2018). The 700 MHz License expires in 2031. TIRS has made this spectrum available to 2degrees, and 2degrees uses such spectrum in connection with its provision of 4G services.

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand. TIRS is obligated to make annual installment payments along with accrued interest. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. During the three months ended March 31, 2017, the Company paid an installment on behalf of TIRS in the total amount of $10.5 million NZD to the government of New Zealand ($7.3 million based on the average exchange rate in the month of payment of which $2.9 million was accrued interest). There were no additional payments during the three months ended March 31, 2018.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

As of March 31, 2018, the outstanding current and long-term portions, excluding interest, of the license obligation for the 700 MHz License recorded in Other current liabilities and accrued expenses and Other non-current liabilities were $6.6 million and $7.0 million, respectively.

NOTE 4 – EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless customers the option to pay for their handsets in installments over a period of up to 36 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of March 31, 2018	As of December 31, 2017
EIP receivables, gross	$40,481	$36,311
Unamortized imputed interest	(2,987)	(2,600)
EIP receivables, net of unamortized imputed interest	$37,494	$33,711
Allowance for doubtful accounts	(2,000)	(1,722)
EIP receivables, net	$35,494	$31,989

Classified on the balance sheet as:	As of March 31, 2018	As of December 31, 2017
EIP receivables, net	$18,766	$17,190
Long-term EIP receivables	16,728	14,799
EIP receivables, net	$35,494	$31,989

The Company categorizes unbilled EIP receivables as prime and subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores and service plan characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscriber receivables are those with lower risk of delinquency and are eligible for sale to a third party. Subprime subscribers are those with higher delinquency risk and are required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments.

The balances of EIP receivables on a gross basis by credit category as of the period presented were as follows:

	As of March 31, 2018	As of December 31, 2017
Prime	$29,199	$25,869
Subprime	11,282	10,442
Total EIP receivables, gross	$40,481	$36,311

The EIP receivables had weighted average imputed interest rates of 6.75% and 6.76% as of March 31, 2018 and December 31, 2017, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended
	March 31,
	2018	2017
Beginning balance of EIP receivables, net	$31,989	$32,984
Additions	25,176	13,802
Billings and payments	(10,808)	(9,048)
Sales of EIP receivables	(10,846)	(12,007)
Foreign currency translation	648	483
Change in allowance for doubtful accounts and imputed interest	(665)	570
Total EIP receivables, net	$35,494	$26,784

Sales of EIP Receivables:

2degrees has a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless customers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms.

The following table summarizes the impact of the sales of the EIP receivables in the three months ended March 31, 2018 and 2017:

	Three Months Ended
	March 31,
	2018	2017
EIP receivables derecognized	$10,846	$12,007
Cash proceeds	(9,236)	(10,566)
Reversal of unamortized imputed interest	(732)	(810)
Reversal of allowance for doubtful accounts	(434)	(360)
Pre-tax loss on sales of EIP receivables	$444	$271

NOTE 5 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table presents assets and liabilities measured at fair value on a recurring basis as of March 31, 2018:

	Fair Value Measurement as of March 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$7,495	$-	$7,495	$-
Total assets	$7,495	$-	$7,495	$-

Liabilities:
Forward exchange contracts	$113	$-	$113	$-
Warrant liability	4,160	4,160	-	-
Interest rate swaps	1,859	-	1,859	-
Total liabilities	$6,132	$4,160	$1,972	$-

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Fair Value Measurement as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$24,240	$-	$24,240	$-
Total assets	$24,240	$-	$24,240	$-

Liabilities:
Forward exchange contracts	$11	$-	$11	$-
Warrant liability	6,625	6,625	-	-
Interest rate swaps	1,930	-	1,930	-
Total liabilities	$8,566	$6,625	$1,941	$-

The fair value of the short-term investments is based on historical trading prices or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the quoted public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments.

There were no transfers between levels within the fair value hierarchy during the three months ended March 31, 2018.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed interest and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of March 31, 2018 and December 31, 2017 were as follows:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

	As of March 31, 2018	As of December 31, 2017

Carrying amount, excluding unamortized discount and deferred financing costs	$524,864	$517,641
Fair value	$526,924	$519,764

For the three months ended March 31, 2018 and 2017, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 6 – DEBT

The Company’s long-term and other debt as of March 31, 2018 and December 31, 2017 consisted of the following:

	As of March 31, 2018	As of December 31, 2017
Trilogy LLC 2022 Notes	$350,000	$350,000
New Zealand Senior Facilities Agreement due 2020	136,030	-
New Zealand Senior Facilities Agreement due 2019	7,233	136,859
Bolivian Syndicated Loan due 2021	20,028	20,655
Bolivian Bank Loan due 2022	7,000	7,000
Other	4,573	3,127
	524,864	517,641
Less: unamortized discount	(3,334)	(3,499)
Less: deferred financing costs	(7,326)	(6,890)
Total debt	514,204	507,252
Less: current portion of debt	(23,901)	(10,705)
Total long-term debt	$490,303	$496,547

Trilogy LLC 2022 Notes:
On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% . Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1, beginning November 1, 2017 with interest accruing from May 2, 2017. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice as follows:

•	Prior to May 1, 2019, at 100%, plus a “make whole” premium

•	On or after May 1, 2019 but prior to May 1, 2020, at 104.438%

•	On or after May 1, 2020 but prior to May 1, 2021, at 102.219%

•	On or after May 1, 2021 at 100%

On or prior to May 1, 2019, Trilogy LLC may redeem up to 35% of the principal amount of the Trilogy LLC 2022 Notes at 108.875% plus accrued and unpaid interest on the notes being redeemed with the net cash proceeds of a public equity offering, provided that at least 65% of the original principal amount of the Trilogy LLC 2022 Notes remains outstanding immediately after the redemption.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes, and as of March 31, 2018, there was no such indebtedness outstanding.

Senior Facilities Agreement:
In March 2018, 2degrees amended its senior facilities agreement (as amended, the “Senior Facilities Agreement”) with the Bank of New Zealand (“BNZ”) and various financial institutions (together with BNZ, the “Banks”), pursuant to which the Banks provide financing of up to $185 million NZD ($133.8 million based on the exchange rate at March 31, 2018), all of which was fully drawn down as of March 31, 2018, and a $15 million NZD working capital facility, of which $13.1 million NZD ($9.4 million based on the exchange rate at March 31, 2018) was drawn down as of March 31, 2018. The borrowings and repayments for these facilities, including the recurring activity to fund working capital requirements, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

Under the terms of the amended Senior Facilities Agreement, the Banks agreed to extend the existing maturity date of January 2019 to January 2020 for $190 million NZD ($137.4 million based on the exchange rate at March 31, 2018); $10 million NZD ($7.2 million based on the exchange rate at March 31, 2018) will retain a January 2019 maturity date. The extension of the maturity date of the Senior Facilities Agreement was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, $1.5 million NZD ($1.1 million based on the exchange rate at March 31, 2018) in fees paid to the Banks related to the extension was recorded as a deferred financing cost and is included as a reduction within Long-term debt on the Condensed Consolidated Balance Sheet. The unamortized balance of the deferred financing cost as of March 31, 2018, including the fees paid to the Banks discussed above along with previously deferred costs, will be amortized to Interest expense using the effective interest method over the term of the Senior Facilities Agreement due January 2020.

Distributions will continue to be subject to free cash flow tests and the Company may be required to make certain prepayments of principal to the Banks.

The debt under the Senior Facilities Agreement accrues interest quarterly at a rate ranging from 1.25% to 2.05% (depending upon 2degrees’ adjusted leverage ratio at that time) plus the New Zealand Bank Bill Reference Rate (“BKBM”). Additionally, a line fee of between 0.80% and 1.35% (depending upon 2degrees’ adjusted leverage ratio at that time) calculated on the total committed financing under the Senior Facilities Agreement (both drawn and undrawn) is also payable quarterly. As of March 31, 2018, the line fee rate was 0.95% . The effective interest rate (weighted average interest rate plus line fee) on the combined balance of the facilities outstanding as of March 31, 2018 and December 31, 2017 was 4.55% and 4.06%, respectively. In addition, once a year, for a period of not less than five consecutive days, 2degrees must reduce the outstanding balance of the $15 million NZD facility used to fund its working capital requirements to zero. Such zero balance reduction must take place at least six months after the most recent prior zero balance reduction.

The Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

•	maintain a total interest coverage ratio (as defined in the Senior Facilities Agreement) of not less than 3.0 times;

•	maintain an adjusted leverage ratio (as defined in the Senior Facilities Agreement) of not greater than 3.0 times in 2018 and not greater than 2.75 times thereafter; and

•	not exceed 110% of the agreed to annual capital expenditures (as defined in the Senior Facilities Agreement) in any financial year.

The Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default. The Senior Facilities Agreement is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Covenants:
As of March 31, 2018, the Company was in compliance with all of its debt covenants.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:
2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $1.9 million as of March 31, 2018 and December 31, 2017. As of March 31, 2018, the total notional amount of these agreements was $192.5 million NZD ($139.2 million based on the exchange rate as of March 31, 2018). The agreements have effective dates from September 30, 2014 through June 30, 2020 and termination dates from June 29, 2018 to June 30, 2022. During the three months ended March 31, 2018, an interest rate swap agreement with a total notional amount of $10.0 million NZD ($7.2 million based on the exchange rate as of March 31, 2018) matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended March 31,
	2018	2017

Non-cash (loss)/gain from change in fair value recorded in Other, net	$(258)	$(557)
(Loss)/gain reclassified from comprehensive income (loss) to Other, net	$-	$(118)

Net cash settlement	$(366)	$(561)

Forward Exchange Contracts:
At March 31, 2018, 2degrees had short-term forward exchange contracts to sell an aggregate of $38.4 million NZD and buy an aggregate of $27.5 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the three months ended March 31, 2018, short-term forward exchange contracts to sell an aggregate of $12.5 million NZD and buy an aggregate of $9.0 million USD matured. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. Foreign exchange losses were recognized in Other, net during the three months ended March 31, 2018 and 2017 and were not material. The estimated settlements under these forward exchange contracts, included in Other current liabilities and accrued expenses, were not material as of March 31, 2018. The Company had assets, included in Prepaid expenses and other current assets, for estimated settlements under these forward exchange contracts of $0.2 million as of March 31, 2017.

NOTE 8 – EQUITY-BASED COMPENSATION

TIP Inc. Restricted Share Units:
In March 2018, TIP Inc. granted a total of 971,855 restricted share units (“RSUs” or “Awards”) to officers and employees under plans pursuant to which vesting is subject to meeting certain performance or time-based criteria. RSUs entitle the grantee to receive common shares of TIP Inc. (the “Common Shares”) at the end of a specified vesting period, subject to continued service through the applicable vesting date, and certain Company performance obligations for performance-based awards.

A portion of the RSU grants consisted of awards that combine time-based elements with performance-based elements, which entitle the holder to receive a number of Common Shares that varies based on the Company’s performance against the service revenues (defined as Total revenues less Equipment sales) or Adjusted EBITDA performance goals for calendar year 2018. The estimated equity-based compensation expense attributable to performance-based RSUs is updated quarterly. The total number of RSUs granted includes these performance-based awards and assumes that the performance goals will be achieved. The number of RSUs is updated upon completion of each applicable fiscal year when a final determination is made as to whether the performance goals have been achieved. These performance-based RSUs vest on a straight-line basis over a four year employment period. The remaining RSUs were granted to officers and employees as time-based awards, which vest on a straight-line basis over a four year service period.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based awards. As of March 31, 2018, all RSUs are unvested, and unrecognized compensation expense relating to RSUs is approximately $9.4 million, including $3.8 million relating to the grant in March 2018. These amounts reflect time-based vesting along with estimated future expense with respect to certain performance-based awards.

Effective January 1, 2018, we early adopted the ASU 2016-09 accounting guidance that allows for the accounting of forfeitures of share-based awards when they occur, which is the Company’s policy as of the adoption date. The adoption of this guidance did not have a material impact on the Company’s Condensed Consolidated Financial Statements.

2degrees Option Plans:
In January 2018, 2degrees granted a total of 3.6 million service-based share options (the “Options”) to employees under a plan whose vesting is subject to meeting a required service period of up to two years. Equity-based compensation expense is recognized on a straight-line basis over the service period for these grants.

The following table summarizes the assumptions used in the Black-Scholes valuation model for options granted in the first quarter of 2018:

Expected volatility	25%
Expected term (in years)	2.75 - 3.94
Risk free interest rate	1.99% - 2.09%
Expected dividend yield	0%

The expected term of the Options was determined based upon the historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future option holder behavior. The risk-free interest rates used were based on the implied yield currently available in New Zealand Government bonds, adjusted for semi-annual coupons and converted to continuously compounded rates, with a term equivalent to the remaining life of the Options as of the date of the valuation. Expected volatility was based on average volatilities of publicly traded peer companies over the expected term. 2degrees has not paid dividends in the past and does not currently have plans to pay dividends.

NOTE 9 – EQUITY

TIP Inc. Capital Structure

TIP Inc.’s authorized share structure consists of two classes of shares, namely Common Shares and one special voting share (the “Special Voting Share”) as follows:

TIP Inc. Common Shares:
TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of March 31, 2018, TIP Inc. had 54,188,873 Common Shares outstanding, reflecting an increase of 373,242 Common Shares issued during the three months ended March 31, 2018 as a result of Trilogy LLC Class C Units (the “Class C Units”) being redeemed for Common Shares. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote for shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. (the “TIP Inc. Board”). In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollars (“C$”) is distributed to the holder of the Special Voting Share.

In connection with the Arrangement Agreement, certain holders of Common Shares entered into lock-up agreements with TIP Inc. (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each locked-up shareholder agreed that it would not during specified periods, without the prior written consent of TIP Inc., sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy LLC, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of Common Shares. As of March 31, 2018, 5,685,927 Common Shares were locked-up, pursuant to Lock-Up Agreements expiring on February 7, 2019.

During the three months ended March 31, 2018, the lock-up period expired with respect to 5,585,927 Common Shares. See “Trilogy LLC Capital Structure: Class C Units” below for lock-up periods applicable to Common Shares which may be issued upon redemption of such units.

As of March 31, 2018, TIP Inc. holds a 64.9% ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). The 0.4% increase in TIP Inc.’s ownership interest in Trilogy LLC during the three months ended March 31, 2018 is primarily attributable to the issuance of Common Shares upon redemption of Class C Units. See Note 16 – Subsequent Events for a further discussion of Class C Unit redemptions subsequent to March 31, 2018.

Special Voting Share of TIP Inc.:
TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. At such time as there are no Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

Warrants:
At March 31, 2018, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants was based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Condensed Consolidated Balance Sheets. The amount of the warrant liability was $4.2 million and $6.6 million as of March 31, 2018 and December 31, 2017, respectively. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statement of Operations. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Forfeitable Founders Shares:
At March 31, 2018, the Company had 1,675,336 Common Shares (“Forfeitable Founders Shares”) issued and outstanding that are subject to forfeiture on February 7, 2022, unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock split or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 day-trading-day period.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Trilogy LLC Capital Structure
The equity interests in Trilogy LLC consist of three classes of units (the “Trilogy LLC Units”) as follows:

Class A Units:
The Class A Units of Trilogy LLC (“Class A Units”) possess all the voting rights under the Trilogy LLC amended and restated Limited Liability Company agreement (the “Trilogy LLC Agreement”), have nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs, and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of March 31, 2018, there were 157,682,319 Class A Units outstanding.

Class B Units:
TIP Inc. indirectly holds the Class B Units of Trilogy LCC (the “Class B Units”) through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of March 31, 2018, there were 54,188,873 Class B Units outstanding, reflecting an increase of 373,242 Class B Units issued during the three months ended March 31, 2018 as a result of Class C Unit redemptions for Common Shares. The economic interests of the Class B Units in Trilogy LLC are pro rata with the Class C Units.

Class C Units:
The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units are pro rata with the Class B Units. Following the expiration of the lock-up period set forth in the Lock-Up Agreements signed by each Class C Unit holder, the holder has the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of March 31, 2018, all redemptions have been settled in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of March 31, 2018, there were 29,339,202 Class C Units outstanding, reflecting a decrease of 325,211 Class C Units outstanding primarily due to redemptions of Class C Units during the three months ended March 31, 2018. Additionally, there were 144,098 remaining unvested restricted Class C Units as of March 31, 2018, which were originally granted to an employee on December 31, 2016. These restricted Class C Units vest over a 4 year period, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee’s continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

As of March 31, 2018, 8,637,273 Class C Units were locked-up, pursuant to Lock-Up Agreements expiring on February 7, 2019.

During the three months ended March 31, 2018, the lock-up period expired with respect to 8,697,835 Class C Units.

See Note 16 – Subsequent Events for further discussion of redemptions of Class C Units subsequent to March 31, 2018.

NOTE 10 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

For the three months ended March 31, 2018, the warrants were out of the money and no adjustment was made to exclude the gain recognized by TIP Inc. for the change in fair value of the warrant liability. A gain of $2.3 million resulted from the change in fair value of the warrant liability for the three months ended March 31, 2018. This gain reduced the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being dilutive when included as if redeemed. The change in fair value of the warrant liability for the period from February 7, 2017 through March 31, 2017 was immaterial.

The components of basic and diluted earnings per share were as follows:

	Three months	Period February
	ended March 31,	7, 2017 through
	2018	March 31, 2017
(in thousands, except per share amounts)
Basic EPS:
Numerator:
Net loss attributable to TIP Inc.	$(4,478)	$(5,918)

Denominator:
Basic weighted average Common Shares outstanding	52,270,844	42,501,813

Net loss per share:
Basic	$(0.09)	$(0.14)

Diluted EPS:
Numerator:
Net loss attributable to TIP Inc.	$(4,478)	$(5,918)
Add back: Net loss attributable to Class C Units – Redeemable for Common Shares	$(3,195)	$-
Net loss attributable to TIP Inc. and Class C Units	$(7,673)	$(5,918)

Denominator:
Basic weighted average Common Shares outstanding	52,270,844	42,501,813
Effect of dilutive securities:
Weighted average Class C Units – Redeemable for Common Shares	29,581,897	-
Diluted weighted average Common Shares outstanding	81,852,741	42,501,813

Net loss per share:
Diluted	$(0.09)	$(0.14)

The following table includes the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2018 and the period of February 7, 2017 through March 31, 2017 because the effect was either anti-dilutive or the conditions for vesting were not met:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

	Three months ended	Period February 7, 2017
	March 31, 2018	through March 31, 2017
Class C Units	-	39,142,787
Warrants	13,402,685	13,402,685
Forfeitable shares	1,675,336	1,675,336
Restricted share units	1,247,232	-
Unvested Class C Units	144,098	192,130
Deferred share units	24,446	-
Common Shares excluded from calculation of diluted net loss	16,493,797	54,412,938

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income is presented below:

	As of March 31, 2018	As of December 31, 2017

Cumulative foreign currency translation adjustment	$7,294	$6,058
Unrealized gain on short-term investments	21	1
Total accumulated other comprehensive income	$7,315	$6,059

NOTE 12 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of March 31, 2018	As of December 31, 2017
2degrees	$22,762	$22,321
NuevaTel	56,120	55,028
Trilogy International Partners LLC	(25,566)	(23,340)
Salamanca Solutions International LLC	(571)	(619)
Noncontrolling interests	$52,745	$53,390

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Commitments:
The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2017. The disclosures below relate to purchase commitments with significant events occurring during the three months ended March 31, 2018.

New Zealand:

Handsets
In October 2016, 2degrees signed a purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016). As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at March 31, 2018) of its advertising budget per contract year to related marketing. As of March 31, 2018, the outstanding obligation for handset purchases under this purchase agreement, based on the exchange rate at that date, was approximately $49 million, which we expect to fulfill in 2018. We have not reduced the commitment for potential rebates.

Tech Mahindra Limited
In March 2018, 2degrees signed an agreement with Tech Mahindra Limited for software support services. As of March 31, 2018, the outstanding obligation under this agreement, based on the exchange rate at that date, was approximately $4.3 million through 2021.

Bolivia:

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. (“Telecel”) pursuant to which Telecel provides NuevaTel an Indefeasible Right to Use of its existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031. As of March 31, 2018, the minimum purchase commitment with Telecel was $21.7 million.

NuevaTel has a purchase commitment with Huawei Technologies SRL of Bolivia (“Huawei”) for telecommunications equipment, software and services related to LTE network expansion as well as a support service agreement. As of March 31, 2018, NuevaTel’s remaining purchase commitment with Huawei totaled $6.1 million, which the Company expects to be fulfilled by 2020.

NuevaTel also has purchase commitments through 2027 of $31.6 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising which have not changed significantly individually from the year ended December 31, 2017.

Contingencies:
General:

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other event might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in this Note to our Condensed Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Bolivian Regulatory Matters:

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”) migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. In early 2016, the ATT also issued a proposed replacement contract template to NuevaTel that purportedly incorporates provisions of the licenses accepted by Entel and Tigo. NuevaTel has submitted comments on the draft to the ATT and is in discussions with the ATT regarding revisions to the draft. The Company is uncertain whether any of NuevaTel’s proposed revisions will be accepted by the ATT, whether a proposed replacement license will be offered by the ATT to NuevaTel, whether the terms of any replacement license that the ATT may offer will fully respect NuevaTel’s vested rights under its existing concession, or whether a replacement license will eliminate the need for NuevaTel to seek a license renewal at the time its existing concession is scheduled to expire in November 2019.

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. NuevaTel has voluntarily compensated the customers affected by several of these outages. As to most of these outages, the ATT is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. NuevaTel appealed the ATT’s decision on the basis that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing (the “Ministry”) vacated the fine, but allowed the ATT to reinstate the penalty provided it could establish that NuevaTel was responsible for the service interruption. The ATT has reinstated the penalty, although it has noted in its findings that the outage was a force majeure event. NuevaTel has filed another appeal to the Ministry. The Company believes that NuevaTel has strong defenses against the imposition of a significant fine; thus no amount has been accrued in our Condensed Consolidated Balance Sheets. Nevertheless, the Company cannot be certain that the appeal in this case will be successful.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine but also filed an appeal with the Supreme Court in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to reimpose the fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided as what action it may take in such event.

Since 2012, NuevaTel has offered to its customers a loyalty program known as “Fidepuntos”, a customer-rewards program that grants points for service consumption and tenure, designed to increase loyalty, develop stronger relationships between customers and NuevaTel and reduce churn. Beginning in January 2018, the Fidepuntos program came under the jurisdiction and regulation of the Bolivian gaming authority, the Autoridad de Fiscalizacion del Juego (“AJ”). The AJ required NuevaTel to discontinue its Fidepuntos program in February 2018 and has provided instruction that NuevaTel must submit the details of any future customer loyalty award program for review and approval by the AJ prior to implementation. As of March 31, 2018, there is no approved loyalty award plan in place; however, NuevaTel intends to work with the AJ to develop a new plan which may allow its customers to realize value that reflects tenure and service consumption for which they received points under the discontinued Fidepuntos plan. A liability of $3.6 million is included in part within Other current liabilities and accrued expenses and in part within Customer deposits and unearned revenue as of March 31, 2018 related to the Fidepuntos loyalty program. The liability was reduced by $1.2 million during the three months ended March 31, 2018 to reverse expenses that were previously recognized but are no longer expected to be paid due to updated estimates of the liability in connection with program changes.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 14 – INCOME TAXES

As of December 31, 2017, the Company had income tax net operating loss (“NOL”) carryforwards related to our international operations in New Zealand of approximately $55 million with a full valuation allowance recorded as an offset to the deferred tax asset associated with these NOLs. These tax losses carry forward indefinitely provided that shareholder continuity requirements are met. As discussed in Note 9 – Equity and Note 16 – Subsequent Events, certain Class C Units were redeemed for Common Shares of TIP Inc. during the three months ended March 31, 2018 and additional redemptions occurred subsequent to quarter end and through the date of issuance of these financial statements. The redemption of Class C Units for Common Shares or sale of Common Shares by the holders may impact shareholder continuity requirements associated with the New Zealand NOLs. The Company will continue to assess the recoverability of the NOL carryforwards based on the shareholder continuity requirements as the Class C Units redemption activities become known and are analyzed.

On August 1, 2017, 2degrees transferred its network assets to a wholly owned subsidiary and entered into a transaction to separate the 2degrees network assets from the 2degrees retail operations business to allow for flexibility in future operations and strategic business activities. Assets transferred in this network company transaction included network equipment, cell sites, network licenses and spectrum licenses. This intercompany transaction also resulted in a taxable gain that utilized a portion of the existing 2degrees NOL carryforwards as of the transaction date and resulted in asset values at the new network company that have an increased tax basis. As discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, the Company adopted an accounting standard that modified the accounting for income tax consequences of intra-entity transfers of assets other than inventory during the three months ended March 31, 2018. As a result of this accounting standard adoption and the increase to the tax bases of the assets transferred in the network company transaction, deferred tax assets of approximately $24 million were recorded along with a corresponding full valuation allowance. There was no cumulative adjustment to retained earnings or impact on the Condensed Consolidated Financial Statements due to the full valuation allowance on the recorded deferred tax assets.

On December 22, 2017, H.R. 1, commonly known as the Tax Cuts and Jobs Act (the “Tax Act”), was enacted in the U.S. Given the significance of the legislation, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allowed registrants to initially record provisional amounts and adjust these amounts during the measurement period not to exceed one year from the enactment date. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared or analyzed.

Due to the interplay between the Arrangement and the implications of the one-time tax on unremitted earnings, the Company cannot yet make a reasonable estimate of the income tax liability associated with this provision of the new law as it relates to the use of certain foreign tax credits. Specifically, restrictions pursuant to Section 382 of the Internal Revenue Code may limit the ability to utilize $9.3 million of foreign tax credit carryovers that may be used to offset the one-time tax on unremitted earnings related to NuevaTel. These foreign tax credits have historically been subject to a full valuation allowance as there had been no assurance of their realization and use prior to the passing of the Tax Act. The Company will finalize its tax positions and calculations when it completes and analyzes the results of a detailed Section 382 study. At that time, the Company will be able to conclude whether any further adjustments are required to its net current and deferred tax accounts in the U.S. to account for the liability associated with the one-time tax on unremitted earnings. Any adjustments will be reported as a component of income tax expense in the reporting period in which any such adjustments are determined, which will be no later than the fourth quarter of 2018. Assuming the foreign tax credit carryovers are able to be utilized, the tax liability for unremitted foreign earnings would be immaterial. Other impacts of the Tax Act were immaterial for the three months ended March 31, 2018 due to the full valuation allowance on U.S. deferred tax assets and the nature and amount of foreign earnings for the period.

NOTE 15– SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to Loss before income taxes:

	Three Months Ended March 31,
	2018	2017
Revenues
New Zealand	$141,517	$124,092
Bolivia	60,393	66,530
Unallocated Corporate & Eliminations	219	76
Total revenues	$202,129	$190,698

Adjusted EBITDA
New Zealand	$18,247	$22,293
Bolivia	16,960	20,721

Equity-based compensation	(1,663)	(544)
Acquisition and other nonrecurring costs	(917)	(1,055)
Depreciation, amortization and accretion	(27,900)	(27,238)
Gain (loss) on disposal and abandonment of assets	84	(136)
Interest expense	(11,110)	(19,001)
Change in fair value of warrant liability	2,308	-
Other, net	1,563	(765)
Unallocated Corporate & Eliminations	(3,053)	(2,867)
Loss before income taxes	$(5,481)	$(8,592)

NOTE 16 – SUBSEQUENT EVENTS

Dividend Declared
On April 2, 2018, the TIP Inc. Board declared a dividend of C$0.02 per Common Share. The dividend was payable to common shareholders of record as of April 16, 2018 and was paid on May 4, 2018. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan have the right to acquire additional Common Shares at 95% of the volume-weighted average price of Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of additional Class C Units was issued to the holders of Class C Units on terms economically equivalent to those on which Common Shares were issued to holders of Common Shares who participate in the Company’s dividend reinvestment plan.

Trilogy LLC Class C Units Redemptions
Subsequent to March 31, 2018, certain Class C Unit holders redeemed 1,051,904 Class C Units for an equivalent number of Common Shares. Including these redemptions and the issuance of Common Shares under the dividend reinvestment plan mentioned above, as of the issuance date of these financial statements, TIP Inc. had 55,275,511 Common Shares issued and outstanding, and, through a wholly owned subsidiary, held a 66.0% ownership interest in Trilogy LLC.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

2degrees Options Modification
Subsequent to March 31, 2018, certain 2degrees service-based share options were modified to extend the expiration date of the options. The share options, which enable holders to acquire non-voting ordinary shares of 2degrees common stock, previously had expiration dates ranging from 2018 to 2020 which have been extended to May 2021. The expiration of a total of 9.6 million options were extended. The accounting impact of the modification will be assessed and recorded, if necessary, in the second quarter of 2018 when the modification occurred.